EXHIBIT (a)(1)(iii)

The S&P 500® Protected Equity Fund, Inc. 800 Scudders Mill Road Plainsboro, New Jersey 08536

Dear Shareholder:

        We are enclosing a copy of The S&P 500® Protected Equity Fund, Inc. (the “Fund”) offer to purchase, dated August 24, 2005, (the “Offer to Purchase”), for up to 31,510,000 or 100% of the issued and outstanding Shares (the “Shares”). The Offer to Purchase is for cash at net asset value (“NAV”) per share calculated as of the third business day after the expiration date of the offer. Together with the Offer to Purchase we are sending you a form of Letter of Transmittal (the “Letter”) for use by holders of record of Shares that you should read carefully.

        If, after reviewing the information set forth in the Offer to Purchase and Letter, you wish to tender Shares for purchase by the Fund, please either contact your Merrill Lynch Financial Advisor or other broker, dealer or nominee to effect the tender for you or, if you are the record owner of the Shares, you may follow the instructions contained in the Offer to Purchase and Letter of Transmittal.

        Neither the Fund nor its Board of Directors makes any recommendation to any holder of Shares as to whether or not to tender Shares. Each stockholder is urged to consult his or her financial advisor and tax advisor before deciding whether to tender any Shares.

        The Shares are quoted on the Nasdaq National Market System (the Nasdaq NMS”) under the symbol “PEFX”. For the Fund’s fiscal quarter ended June 30, 2005, the Fund’s highest closing price on the Nasdaq NMS was $9.11 per Share and its lowest closing price on the Nasdaq NMS was $8.85 per Share. For the Fund’s fiscal quarter ended June 30, 2005, the Fund’s highest NAV was $9.92 per Share and its lowest NAV was $9.60 per Share. The Fund’s NAV on August 18, 2005 was $9.75 per Share. The Fund’s closing price on the Nasdaq NMS on August 5, 2005 was $9.03. The Fund publishes its NAV each week in Barron’s, the Monday edition of the Wall Street Journal and the Monday and Saturday editions of The New York Times.

        Requests for current NAV quotations or for additional copies of the Offer to Purchase, the Letter of Transmittal and any other tender offer documents may be directed to the Fund’s Transfer Agent, Computershare, 250 Royall Street, Canton, MA, 02021, Attention: The S&P 500® Protected Equity Fund, Inc., or by calling (800) 569-4719.

        Should you have any other questions on the enclosed material, please do not hesitate to contact your Merrill Lynch Financial Advisor or other broker, dealer or nominee or call the Transfer Agent at (800) 569-4719. We appreciate your continued interest in The S&P 500® Protected Equity Fund, Inc.

Yours truly, THE S&P 500® PROTECTED EQUITY FUND, INC.